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              UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(h) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
================================================================================
1. Name and Address of Reporting Person*

   Tepper               David                      A.
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   (Last)               (First)                 (Middle)

   c/o Appaloosa Management L.P.
   26 Main Street, 1st Floor
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                                    (Street)

   Chatham              New Jersey              07928
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   (City)               (State)                 (Zip)

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2. Issuer Name AND Ticker or Trading Symbol

   Kindred Healthcare, Inc.; Nasdaq/NMS: KIND
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3. IRS or Social Security Number of Reporting Person (voluntary)


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4. Statement for Month/Day/Year

   January 1, 2003
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5. If Amendment, Date of Original (Month/Day/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [ X ]   Director(1)                          [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing
   (Check Applicable Line)

   [   ]   Form filed by One Reporting Person
   [ X ]   Form filed by More than One Reporting Person


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           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                 5.
                                                                                                 Amount of      6.
                                                                 4.                              Securities     Owner-
                                                                 Securities Acquired (A) or      Beneficially   ship
                                         2A.        3.           Disposed of (D)                 Owned Follow-  Form:     7.
                                         Deemed     Transaction  (Instr. 3, 4 and 5)             ing Reported   Direct    Nature of
                              2.         Execution  Code         ------------------------------- Transac-       (D) or    Indirect
1.                            Transac-   Date, if   (Instr. 8)                   (A)             tions(s)       Indirect  Beneficial
Title of Security             tion Date  any        ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                    (mm/dd/yy) (mm/dd/yy)  Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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

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====================================================================================================================================


Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================
                                                                                                          9.
                                                                                                          Number
                                                                                                          of        10.
                                                                                                          Deriva-   Owner-
                                                                                                          tive      ship
             2.                                                                                           Securi-   Form of
             Conver-                           5.                              7.                         ties      Deriv-   11.
             sion                              Number of                       Title and Amount           Bene-     ative    Nature
             or               3A.              Derivative    6.                of Underlying     8.       ficially  Secur-   of
             Exer-            Deemed  4.       Securities    Date              Securities        Price    Owned     ity:     In-
             cise     3.      Execu-  Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Follow-   Direct   direct
             Price    Trans-  tion    action   or Disposed   Expiration Date   ----------------  Deriv-   ing Re-   (D) or   Bene-
1.           of       action  Date,   Code     of(D)         (Month/Day/Year)            Amount  ative    ported    In-      ficial
Title of     Deriv-   Date    if any  (Instr.  (Instr. 3,    ----------------            or      Secur-   Transac-  direct   Owner-
Derivative   ative    (Month/ (Month/ 8)       4 and 5)      Date     Expira-            Number  ity      tion(s)   (I)      ship
Security     Secur-   Day/    Day/    ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)   ity      Year)   Year)   Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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
Option       $18.15   1/1/03          A(2)      3,000        (3)      1/1/13   Common    3,000   (2)                D
(right to                                                                      Stock
buy)
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Option       $18.15   1/1/03          J(2)            3,000  (3)      1/1/13   Common    3,000   (2)
(right to                                                                      Stock
buy)
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Option       $18.15   1/1/03          J(2)      3,000        (3)      1/1/13   Common    3,000   (2)      2,550,394 I        (4)
(right to                                                                      Stock
buy)
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====================================================================================================================================

Explanation of Responses:

See Exhibit A attached hereto.


                                APPALOOSA PARTNERS INC.

                                By: /s/ David A. Tepper          1/2/03
                                   -------------------------    -----------
                                    David A. Tepper               Date


                                APPALOOSA MANAGEMENT L.P.
                                By: Appaloosa Partners Inc.,
                                    its general partner

                                By: /s/ David A. Tepper          1/2/03
                                   -------------------------    -----------
                                    David A. Tepper,              Date
                                    President


                                /s/ David A. Tepper              1/2/03
                                ----------------------------    -----------
                                David A. Tepper                   Date




                                **Signature of Reporting Persons


Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see
     Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

                                         EXHIBIT A

(1) David A. Tepper ("Mr. Tepper") is the sole stockholder of Appaloosa Partners Inc. ("API"). API is the general partner of, and Mr. Tepper owns a majority of the limited partnership interests of, Appaloosa Management L.P. ("AMLP" and, together with API and Mr. Tepper, the "Reporting Persons"). Therefore, Mr. Tepper is filing this Report on Form 4 jointly with AMLP and API. Mr. Tepper's business address is c/o Appaloosa Management L.P., 26 Main Street, 1st Floor, Chatham, New Jersey 07928. Mr. Tepper may be deemed to have beneficial ownership of more than 10% of the outstanding common stock of Kindred Healthcare, Inc. (the "Company"). Mr. Tepper is a director of the Company.

(2) Pursuant to the Company's 2001 Stock Option Plan for Non-Employee Directors, Mr. Tepper, in consideration for his service as a director of the Company, was granted non-qualified stock options with respect to 3,000 shares of common stock of the Company at an exercise price of $18.15 per share. Mr. Tepper immediately assigned all of his right, title and interest in such shares to Appaloosa Investment Limited Partnership I (the "Partnership") and Palomino Fund Ltd. ("Palomino" and, together with the Partnership, the "Funds").

(3) The options vest ratably on each of the first, second, third and fourth anniversaries of January 1, 2003, the transaction date.

(4) AMLP is the general partner of the Partnership and acts as investment adviser to Palomino. The Funds collectively own (a) Class A Warrants to purchase 720,398 shares of common stock of the Company and (b)
     Class B Warrants to purchase 1,800,996 shares of common stock of the Company. In addition, the Funds collectively hold directly (i) options to purchase 20,000 shares of common stock of the Company at an exercise price of $32.00 per share (such options vest ratably on each of the first, second, third and fourth anniversaries of May 21, 2001),
     (ii) options to purchase 6,000 shares of common stock of the Company at an exercise price of $52.00 per share (such options vest ratably on each of the first, second, third and fourth anniversaries of January
     1, 2002) and (iii) options to purchase 3,000 shares of common stock of the Company at an exercise price of $18.15 per share (such options vest as described above in footnote (3)). The Reporting Persons disclaim beneficial ownership of the foregoing securities, except to the extent of their pecuniary interests therein, and this report shall not be deemed an admission that the Reporting Persons are the beneficial owners of such securities for the purpose of Section 16 or for any other purpose.